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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Pegasus Solutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

705906105

(CUSIP Number)

Murray A. Indick
Prides Capital Partners, L.L.C.
200 High Street, Suite 700
Boston, MA 02110
(617) 778-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 705906105			SCHEDULE 13D/A	Page 2 of 10

1.	Name of Reporting Person: Prides Capital Partners, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,066,445**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,066,445**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,445**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.95%**

14.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

*See Instructions Before Filling Out! **See Item 5 below

CUSIP No. 705906105			SCHEDULE 13D/A	Page 3 of 10

1.	Name of Reporting Person: Kevin A. Richardson, II		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,066,445**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,066,445**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,445**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.95%**

14.	Type of Reporting Person (See Instructions): IN

*See Instructions Before Filling Out! **See Item 5 below

CUSIP No. 705906105			SCHEDULE 13D/A	Page 4 of 10

1.	Name of Reporting Person: Henry J. Lawlor, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,066,445**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,066,445**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,445**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.95%**

14.	Type of Reporting Person (See Instructions): IN

*See Instructions Before Filling Out! **See Item 5 Below

CUSIP No. 705906105			SCHEDULE 13D/A	Page 5 of 10

1.	Name of Reporting Person: Murray A. Indick		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,066,445**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,066,445**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,445**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.95%**

14.	Type of Reporting Person (See Instructions): IN

*See Instructions Before Filling Out! **See Item 5 Below

CUSIP No. 705906105			SCHEDULE 13D/A	Page 6 of 10

1.	Name of Reporting Person: Charles E. McCarthy		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,066,445**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,066,445**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,445**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.95%**

14.	Type of Reporting Person (See Instructions): IN

*See Instructions Before Filling Out! **See Item 5 Below

CUSIP No. 705906105			SCHEDULE 13D/A	Page 7 of 10

1.	Name of Reporting Person: Christian Puscasiu		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 2,066,445**

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 2,066,445**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,066,445**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.95%**

14.	Type of Reporting Person (See Instructions): IN

*See Instructions Before Filling Out! **See Item 5 Below

CUSIP No. 705906105	SCHEDULE 13D/A	Page 8 of 10
Item 1 Security and Issuer.
     This Amendment No. 5 amends and supplements the Statement on Schedule 13D (as amended, supplemented and otherwise modified from time to time, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2004 by Prides Capital Partners, L.L.C., a Delaware limited liability company (“Prides Capital”), Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu (collectively, the “Reporting Persons”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”) of Pegasus Solutions, Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206.
     The Schedule 13D is hereby amended and supplemented as set forth below. Except as amended and supplemented herby, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 4 Purpose of Transaction.
     Item 4 is hereby amended and supplemented as follows:
     From time to time since June 27, 2005, Prides Capital has held discussions and corresponded with representatives of the Issuer, including members of the Issuer’s management and members of the Issuer’s board of directors, in connection with the possibility of an acquisition by merger or similar transaction of the Issuer by affiliates of Prides Capital and others participating with Prides Capital in such transaction. On December 16, 2005, Prides Capital sent a letter (the “Proposal Letter”) to the Issuer’s board of directors stating, among other things, that affiliates of Prides Capital and others participating with Prides Capital propose to acquire all of the outstanding shares of Common Stock of the Issuer for $9.50 per share in cash. Such proposed consideration represents a premium of 21.8% to the average closing price of the Common Stock of the Issuer on the NASDAQ National Market for the one-month period ended on December 15, 2005, the day before the date of the letter, and places a total value on the Common Stock of the Issuer of approximately $199.5 million. The Proposal Letter also states that Prides Capital has received executed commitment papers from (i) affiliates of Prides Capital and others participating with Prides Capital to provide sufficient equity financing and (ii) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively, “JPMorgan”) to provide debt financing in a combination and amount sufficient to support the transaction. The Proposal Letter provides that the offer is subject to: (a) approval by the board of directors of the Issuer and stockholders pursuant to the requirements of applicable law, (b) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott-Rodino), (c) receipt of the necessary debt financing, (d) confirmatory due diligence regarding the amount of cash that will be available for working capital purposes upon consummation of the transaction, after the payment of employee compensation and all fees, expenses and potential employee benefits in connection with or arising out of the transaction, (e) amendment by the Issuer of its stockholder rights agreement and (f) the negotiation and execution of definitive agreements providing for the merger and the transactions, including a

CUSIP No. 705906105	SCHEDULE 13D/A	Page 9 of 10
mutually satisfactory definitive merger agreement and the receipt of disclosure schedules related thereto in a form reasonable acceptable to affiliates of Prides Capital.
     The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter (Exhibit A hereto) which is incorporated herein by reference.
Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented as follows:
     As described in Item 4 hereof, on December 16, 2005, Prides Capital presented the Proposal Letter to the Issuer. Other than the Proposal Letter, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons with respect to any securities of the Issuer.
     The information set forth in response to this Item 6 is qualified in its entirety by reference to the Proposal Letter (Exhibit A hereto) which is incorporated herein by reference.
Item 7 Material to be Filed as Exhibits
A.	Proposal Letter, dated as of December 16, 2005, from Prides Capital Partners, LLC to Pegasus Solutions, Inc.
B.	Joint Filing Undertaking.

CUSIP No. 705906105	SCHEDULE 13D/A	Page 10 of 10
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2005	PRIDES CAPITAL PARTNERS, L.L.C.
	By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Managing Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact Henry J. Lawlor, Jr.

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact

Murray A. Indick
By:	/s/ Murray A. Indick

Charles E. McCarthy

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact Christian Puscasiu

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact

Prides Capital Partners, LLC
200 High Street, Suite 700
Boston, Massachusetts 02110
December 16, 2005
Board of Directors
Pegasus Solutions, Inc.
Campbell Centre 1
8350 North Central Expressway, Suite 1900
Dallas, Texas 75206
Attention:       Michael A. Barrett
                         William C. Hammett
     Ladies and Gentlemen:
     Prides Capital Partners, LLC (“Prides”) is very pleased to present to you this proposal (the “Proposal”) to acquire for a cash purchase price of $9.50 per share all of the outstanding common stock of Pegasus Solutions, Inc. (the “Company”) not currently owned by affiliates of Prides and others participating with Prides in such transaction (the “Transaction”). In order to effect the Transaction, Prides has established Perseus Holding Corp., a Delaware corporation (“Parent”) and 406 Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent (“Newco”). The Transaction would be consummated by way of a merger (the “Merger”) of Newco with and into the Company, with the Company being the surviving entity in the Merger. The purchase price we are offering your stockholders represents a premium of 21.8% to the average closing price of the Company’s common stock on NASDAQ for the one-month period ended on December 15, 2005. We believe that the Proposal presents an excellent opportunity for the stockholders of the Company to realize full value for their shares to an extent not available to them in the marketplace.
     We believe that the Company is an attractive platform for future growth, and we are excited about the opportunity to build upon it. Our Proposal summarized below confirms our strong interest in the Company.
Purchase Price
     Our cash purchase price of $9.50 per share for the Company’s common stock places a total value on the Company’s common stock of approximately $199.5 million. The Proposal represents a substantial premium to the Company’s current stock price and prior averages. The offer represents a 15.6% premium to the Company’s closing stock price on December 15, 2005; a 21.8% premium to the Company’s one-month average for the period ending December 15, 2005; a 19.3% premium to the Company’s two-month average for the period ending December 15, 2005; and a 15.0% premium to the Company’s three-month average for the period ending December 15, 2005. In other words, we believe the Proposal gives the Company’s public stockholders an opportunity to obtain liquidity at a full and fair valuation.

Pegasus Solutions December 16, 2005	2
Equity Financing
     We have executed equity commitments in amounts, together with the debt commitment described below, to provide sufficient equity financing for the consummation of the Proposal. The equity financing for the Transaction will be provided by affiliates of Prides and certain other investors.
     Prides, which together with its affiliates currently beneficially owns approximately 10% of the Company’s outstanding common stock, is an investment firm with offices in Boston and San Francisco. More information regarding Prides is available on our website at http://www.pridescapital.com. The proposal contained in this letter has received all necessary internal approvals from Prides and no other internal approvals are required.
Debt Financing
     We have received executed commitment papers from JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (collectively, “JPMorgan”) regarding debt financing totaling $110 million to support the Transaction. We intend to execute such commitment letters at the time a definitive merger agreement is executed. This debt would be comprised of one term loan facility in the amount of $110 million. In addition, a revolving credit facility of $10 million would be provided for ongoing working capital purposes post-closing. The contemplated debt is structured to allow for the consummation of the Proposal and provide additional capital for the Company’s future growth and working capital needs.
     As is customary for transactions of this nature, consummation of the Transaction is subject to receipt of the required debt financing. We anticipate that definitive documentation for the debt financing would be finalized in the period prior to the vote of the Company’s stockholders with respect to the Transaction.
     Should you wish to discuss any aspect of the proposed financing with JPMorgan, we would be happy to arrange an opportunity for you to speak with appropriate representatives.
Legal Documentation/Conditions
     The Proposal is subject to the following conditions: (i) approval by the board of directors of the Company and stockholders pursuant to the requirements of applicable law, (ii) receipt of any material governmental and third party approvals (including expiration of all applicable waiting periods under Hart-Scott Rodino), (iii) receipt of the necessary debt financing as described above, (iv) confirmatory due diligence regarding the amount of cash that will be available for working capital purposes upon consummation of the Transaction, after the payment of employee compensation and all fees, expenses and potential employee benefits in connection with or arising out of the Transaction, (v) amendment by the Company of its stockholder rights agreement, and (vi) the negotiation and execution of definitive agreements providing for the merger and the transactions, including a mutually satisfactory definitive merger agreement and the receipt of disclosure schedules related thereto in a form reasonably acceptable to us.
* * *

Pegasus Solutions December 16, 2005	3
     We believe the Board of Directors should feel confident that this Proposal represents a fair and attractive price for the Company. The Proposal provides liquidity at a significant premium for the current stockholders. We have no intention of attempting to acquire the Company other than in a transaction approved by the Board of Directors. Unless earlier accepted, the Proposal will terminate at 8:00 AM (EST) on December 19, 2005.
     We are prepared to discuss this offer with you immediately. In responding to us or in seeking further information concerning our Proposal, or for any other matter, please call Kevin Richardson, Prides Capital Partners, LLC, at 617-778-9223.

Sincerely yours, PRIDES CAPITAL PARTNERS, LLC
By:	/s/ Murray Indick
	Name:	Murray Indick
	Title:	Managing Member

JOINT FILING UNDERTAKING
The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Amendment No. 5 to the Statement on Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Amendment No. 5 jointly on behalf of each such party.

Dated: December 19, 2005	PRIDES CAPITAL PARTNERS, L.L.C.
	By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Managing Member

Kevin A. Richardson, II

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact Henry J. Lawlor, Jr.

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact

Murray A. Indick
By:	/s/ Murray A. Indick

Charles E. McCarthy

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact Christian Puscasiu

By:	/s/ Murray A. Indick
Name: Murray A. Indick
Title: Attorney-in-Fact